

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2017

<u>Via E-mail</u>
Daniel Kunz
Chief Executive Officer
Gold Torrent (Canada) Inc.
960 Broadway Avenue, Suite 530
Boise, Idaho 83706

     Re: Gold Torrent (Canada) Inc.
             Amendment No. 1 to Registration Statement on Form S-4
             Filed December 8, 2017
             File No. 333-221123

Dear Mr. Kunz:

     We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2017 letter.

<u>Material Canadian Federal Income Tax Considerations, page 49</u>

1.   We note that the tax opinion filed as exhibit 8.1 states "[w]e hereby confirm to you that . . . the discussion set forth under the heading "Material Canadian Federal Income Tax Considerations" in the Registration Statement constitutes, in all material respects, an accurate summary of the Canadian federal income tax considerations described therein." Please disclose in this section that the tax consequences disclosure is the opinion of Gowling WLG (Canada) LLP. For guidance, refer to Staff Legal Bulletin 19, Section III.B.2.

Description of Properties, page 70

2.   As an exhibit to your filing please include a written consent from Hard Rock Consulting, LLC for the use of their name and work in your filing.

3.   We note your disclosure of economic indicators on page 70 related to the results of your preliminary feasibility study for the Lucky Shot Project that were calculated in accordance to Canadian law. Companies that are incorporated in Canada are generally permitted to include this disclosure under the exception listed in paragraph (b) (5) (3) of Industry Guide 7, however, the disclosure usually includes summary tables of resources and reserves. Please tell us why you do not disclose summary tables of resources and reserves, along with modifying factors, as a precursor to your economic indicators.

4.   We note your reference to a 43-101 technical report throughout your filing. Please tell us if your technical report is required to be filed on Sedar.com and, if not, please revise to clarify your technical report reporting requirements in Canada.

Notes to Interim Consolidated Financial Statements

Six Months Ended September 30, 2017 and 2016

Note 5. Property, Plant and Equipment, page F-25

5.   We note your response to comment 17 and do not believe you have provided sufficient evidence to support capitalization of development costs considering that you have not established proven and probable reserves. Please provide us with a more robust analysis supporting your accounting treatment, citing the precise authoritative literature used to reach your conclusion.

Exhibit 8.1

6.   We note your statement in the second paragraph that the discussion in the registration statement constitutes an accurate summary of the tax considerations. Please revise to opine on the material tax consequences of the offering. For guidance, refer to Staff Legal Bulletin 19, Section III.C.2.

You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Andrew J. Bond
Davis Wright Tremaine LLP